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                     Morgan Stanley Investment Advisors Inc.
                          1221 Avenue of the Americas
                            New York, New York 10020


                                                               November 14, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

    RE:  EDGAR FORM TYPE:          485BPOS
         ISSUER OR FUND NAME:      Morgan Stanley Technology Fund
         ISSUER OR FUND CIK NO.:   0001116473
         DATE FILED:               13-Nov-2001
         ACCESSION NO. OF FILING TO BE DELETED:   0000950136-01-501744

Division of Investment Management:

    The purpose of this letter is to request the deletion of the above-referenced filing. The EDGAR filing noted is identical to one previously filed and was erroneously submitted a second time. Please note that I am authorized to make this request for submission deletion.


    We respectfully request that the SEC withdraw this duplicate filing pursuant to Rule 230.477 under the Securities Act of 1933.

    We appreciate your prompt attention to this matter and would be happy to provide any additional information you might require.
Please feel free to contact me at (201) 761-3145.


                                  Sincerely,


                                  /s/ Barry Fink
                                  -------------------------
                                      Barry Fink